Exhibit 12

PARKER-HANNIFIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Nine months Ended March 31,		Fiscal Year Ended June 30,
	2004	2003	2003	2002	2001	2000	1999
EARNINGS

Income from continuing operations before income taxes	$308,459	$223,693	$297,382	$218,036	$528,183	$562,187	$477,694
Add:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	51,722	54,753	75,380	75,994	89,141	51,576	63,132
Amortization of deferred loan costs	1,857	1,297	1,786	1,357	810	659	565
Portion of rents representative of interest factor	16,143	15,382	21,524	20,509	18,663	13,457	14,093
Equity share of losses of companies for which debt obligations are not guaranteed		2,942	2,895	6,078	1,571	1,359
Amortization of previously capitalized interest	219	219	291	297	274	254	313

Income as adjusted	$378,400	$298,286	$399,258	$322,271	$638,642	$629,492	$555,797

FIXED CHARGES

Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$51,722	$54,753	$75,380	$75,994	$89,141	$51,576	$63,132
Capitalized interest							2
Amortization of deferred loan costs	1,857	1,297	1,786	1,357	810	659	565
Portion of rents representative of interest factor	16,143	15,382	21,524	20,509	18,663	13,457	14,093

Fixed charges	$69,722	$71,432	$98,690	$97,860	$108,614	$65,692	$77,792

RATIO OF EARNINGS TO FIXED CHARGES	5.43x	4.18x	4.05x	3.29x	5.88x	9.58x	7.14x